Exhibit 99.1

YAMANA GOLD ANNOUNCES SIGNIFICANT NEW DISCOVERIES AT CHAPADA AND EL PEÑÓN – IMPROVE OPERATIONAL OUTLOOK

TORONTO, ONTARIO, December 15, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced a new vein discovered at El Peñón and the best drill intersections in the history of Chapada, immediately west of the main pit.   At El Peñón the new north-south vein, named Ventura, is expected to lead to expansion of the mineral resource base at what appears to be high grades.  The results at Chapada, from the newly discovered mineralization named Sucupira, continue to support the potential of a much larger district of mineralization, which could also significantly expand mineral resources.  In both cases, operational outlook of these cornerstone mines is significantly improved because of grade, proximity to plant or mine workings or both.

Significance of results:

El Peñón

•	High grade, large new discovery – higher than current reserve grade
•	Parallel to existing Bonanza vein structure which since discovery has hosted over 1.6 million gold equivalent ounces(1) of mineral resources
•	Near existing mine infrastructure and facilities
•	Expected to be quickly and easily brought into production, and provides flexibility and optionality for further enhancements
•	Open in all directions

Chapada

•	Sucupira is the most recent of several new discoveries (Santa Cruz, Corpo Sul)
•	Supports the potential of a much larger district of mineralization around the current operation
•	Best hole in the history of Chapada - Hole NM-101 intersected 0.46 grams per tonne (“g/t”) gold and 0.50% copper over 172 metres
•	Located in the hanging wall immediately west of main pit, close to existing mine infrastructure and facilities
•	Expected to be quickly and easily brought into production, and provides flexibility and optionality for further enhancements
•	Open in all directions

The Company’s efforts continue to focus on the optimization and value creation at cornerstone assets and in exploration, finding higher quality ounces at these cornerstone assets as these ounces have the greatest potential to most quickly generate cash flow.  The continued exploration focus and these most recent successes are consistent with this approach.  These successes are expected to deliver on the 2014 exploration program objective of expanding and upgrading the Company’s mineral resource base.

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EL PEÑÓN – Discovery of the Ventura vein

At El Peñón, exploration efforts in the second half of 2014 have identified the Ventura vein located 1.3 kilometres east of the Aleste-Bonanza vein system and 700 metres east of active development drifting.  The Ventura vein runs north-south for more than 950 metres, is open in all directions and has a vertical extent on one section of 250 metres. Intercepts that currently define the structure include 2metres of 10.9 g/t gold and 856 g/t silver in hole SDX0369 to the south and 3 metres of 68.2 g/t gold and 1,757 g/t silver in hole SDX0382 at the northern portion of the structure.  Complete assay results are listed in table 1 below.

Table 1

Target	Hole	Interval (metres)			Gold (g/t)	Silver (g/t)
		From	To	Length
Ventura	SDX0369	302.00	304.00	2.00	10.90	856.0
		348.00	350.00	2.00	4.80	316.0
	SDX0372	407.00	409.00	2.00	1.10	59.1
	SDX0374	285.00	286.00	1.00	0.20	13.0
		382.00	383.00	1.00	0.24	2.6
	SDX0376	375.00	376.00	1.00	2.51	2.3
	SDX0379	432.00	434.00	2.00	1.32	111.0
		476.00	478.00	2.00	1.20	167.0
	SDX0380	259.00	260.00	1.00	4.63	0.7
		391.00	392.00	1.00	1.77	113.0
	SDX0381	378.00	380.00	2.00	8.05	904.5
		394.00	396.00	2.00	2.12	149.5
	SDX0382	380.00	383.00	3.00	68.15	1,757.0
		394.00	395.00	1.00	1.00	84.4
	SDX0384	410.00	411.00	1.00	4.69	258.0
		418.00	419.00	1.00	4.69	232.0
	SDX0386	425.00	426.00	1.00	1.23	115.0
		431.00	432.00	1.00	7.50	769.0

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The principal veins, those which contain and have contained the majority of the mineral resources at El Peñón, trend north-south and occur in parallel structures within a northeast trending envelope that extends from the Quebrada Orito system on the southwest limit to the former northeast envelope limit defined by the Aleste-Bonanza structures. The discovery of the Ventura vein extends that envelope at least 1.5 kilometres to the northeast while staying within the prospective Paleocene volcanic package that hosts all of the mineral wealth at El Peñón.

The 2015 exploration program will focus on tighter drill spacing to outline and categorize these mineral resources.  Concurrently, engineering will be determining how to best access Ventura from the existing underground infrastructure as Ventura is near existing mine infrastructure and facilities.

CHAPADA – Discovery of Sucupira

At Chapada, the near mine exploration program completed a series of holes to test for porphyry or skarn related mineralization immediately adjacent to the main Chapada mine complex. Hole NM-101, drilled as a follow-up to interesting results received earlier this year, has returned the highest grades over the longest widths in Chapada’s exploration and development history.  Hole NM-101 intersected 0.46 g/t gold and 0.50% copper over 172 metres. This new mineralization, referred to as Sucupira,  is located immediately west of the main Chapada pit at a depth of approximately 180 meters which roughly coincides with the current bottom of the ultimate pit. Mineralization appears to be porphyry related and is completely open to the northeast and southwest along a 1.8 kilometer strike length. Re-modeling of magnetic data previously collected at Chapada suggests this mineral body could continue beneath the main Chapada pit. The 2015 exploration program will begin to define the extent of Sucupira and continue defining other recent discoveries.  Assay results from hole NM-101 are listed in table 2 below.

Table 2

Target	Hole	Interval (metres)			Gold (g/t)	Copper (%)
		From	To	Length
Sucupira	NM-101	182.00	354.00	172.00	0.46	0.5
	Incl.	249.00	265.64	16.64	0.87	0.98
	Incl.	275.00	284.00	9.00	0.87	0.8
	Incl.	307.66	318.00	10.34	1.07	0.98
	Incl.	329.20	338.86	9.66	0.79	0.68
	Incl.	348.00	352.00	4.00	1.39	1.02

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This new discovery, combined with the recently identified Santa Cruz mineralization southwest of Corpo Sul, along with Corpo Sul itself, which was only discovered a few years earlier, continue to suggest the potential of a mineralized system that could be significantly larger than was originally envisioned at Chapada.

Quality Assurance and Quality Control

Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CIM and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.  For additional information on these programs for Chapada, and El Peñón please refer to the following technical reports:

•	Technical Report on the Chapada Mine, Brazil dated July 31, 2014, and
•	Technical Report on the El Peñón Mine, Northern Chile dated December 7, 2010,

Each of which can be found on SEDAR at www.sedar.com.

Qualified Persons

William Wulftange, P. Geo., Senior Vice President of Exploration, Yamana Gold Inc. is a Registered Member of the Society of Mining and Metallurgical Engineers and a Licensed Professional Geologist. Mr. Wulftange has reviewed and approved the scientific and technical information contained within this press release and is a Qualified Person as defined in National Instrument 43-101.

Mr. Wulftange verified the data disclosed in this press release, including the exploration, analystical and testing data underlying the information.  Verification included a review and validation of the applicable assay databases and reviews of assay certificates.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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